Exhibit 99.6

                       Press Contacts:
    Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com
Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

Carol Ann Thomas
Alacra, Inc.
212-806-3841
carolann.thomas@alacra.com

NICE Actimize Partners with Alacra to Integrate Compliance and Reference Data Platform
Technology Into the Actimize Customer Due Diligence Anti-Money Laundering Solution

The product alliance marries NICE Actimize workflow and analytics functionality with Alacra’s reference data tools to create industry-leading customer risk assessment

NEW YORK – October 21, 2014 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that it has partnered with Alacra, Inc., a leading provider of online business information solutions. The alliance is designed to integrate Alacra’s market leading customer onboarding and Know-Your-Customer tool, Alacra Compliance Enterprise (“ACE”) and Alacra’s Reference Data Platform, into NICE Actimize’s Customer Due Diligence (“CDD”) anti-money laundering solution. The combined solution will create one of the most advanced and innovative customer risk assessment tools in the marketplace.

Powered by Alacra and supported by NICE Actimize’s extensive experience in providing anti-money laundering solutions, the NICE Actimize CDD solution will offer seamless integration with third-party data providers to allow financial institutions to easily identify and manage the investigation processes of high risk customers by leveraging external data sources to offer enhanced real-time data investigations. This joint solution will proactively monitor the latest breaking news, as well as client defined lists, thus providing users with a proactive system which monitors both internal and external risks.

Delivering a complete customer risk solution, the enhanced Actimize CDD solution addresses multiple needs across the entire due diligence process lifecycle, including the contextualization of aggregated negative news data into a “newspage” format. Additionally, the primary capabilities of the joint product include a unified interface designed to search, access and append negative news content to risk-rating reports and automation of a periodic review process via alert pushes based on verified data changes and “new negative news”.

The joint capabilities also include a risk-based scoring engine based on hundreds of pre-built risk factors and packaged algorithms. An additional data auto-population feature addresses data quality efficiency and allows financial institutions to onboard corporate and individual customers in a quicker, more standardized way.

“Our customers and industry regulators have been demanding a more integrated tool to assess risk within their customer base,” said Joe Friscia, president, NICE Actimize. “By combining NICE Actimize workflow and analytics functionality with the know-your-customer, reference data tools from Alacra, we have created one of the industry’s most advanced and comprehensive risk assessment tools.”

“NICE Actimize is a leading force in anti-money laundering solutions, and we are looking forward to bringing our proven reference data integration tools and technology to its customers and their implementation of Customer Due Diligence capabilities,” said Steve Goldstein, CEO of Alacra. “Having access to a centralized list of PEPs, sanctions and enforcement lists, as well as adverse news, will give Actimize customers enhanced capabilities to be fully compliant with the latest anti-money laundering and know-your-customer standards.”

Alacra Compliance Enterprise, an award-winning on-boarding and KYC tool, addresses regulatory and risk requirements with an efficient, consistent and documented vetting process. Alacra products offer a single point of access to comprehensive business data from more than 75 premium publishers providing company financial information, business news, sanctions and PEPs lists, credit information, shareholding data, investment analysis, market research and databases for legal entity identification. Alacra’s aggregated premium content help clients quickly access the information they need to make informed decisions.

NICE Actimize's AML solution suite enables integrated AML lifecycle management while delivering insight across the customer lifecycle to ensure cost-effective AML operations for a positive, holistic customer experience. The suite includes five components, including Suspicious Activity Monitoring, Customer Due Diligence, Watch List Filtering, CTR Process and Automation, and a FATCA Compliance solution.

About Alacra, Inc.
Alacra develops workflow applications that enable 300,000 end users at over 200 financial institutions, professional service firms and corporations to find, organize, analyze and present mission-critical business information. With almost 200 unique databases available to our clients, Alacra has under license the largest collection of premium business information in the world. It incorporates these databases into configured solutions that bring an efficient, consistent and thorough process to client onboarding, client screening, vendor risk management and front office business research. By combining licensed and web-based content Alacra also provides a range of entity reference data solutions that help its clients maintain extremely accurate legal entity data and meet global regulatory requirements. Alacra was established in 1996. It has 60 employees and has offices in New York and London. www.alacra.com

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.
About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.